Exhibit 4.27

Acceptance Letter

We, Oriental Selection (Jiaxing) Supply Chain Management Co., Ltd., are a limited liability company established by law. We have completed our registration of establishment on March 6, 2024 and are 60% owned by Dongfang Youxuan (Beijing) Technology Co., Ltd.

Pursuant to the Exclusive Management Consultancy and Cooperation Agreement (the “Cooperation Agreement”) entered into by and among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Beijing Xuncheng”) and its shareholders and certain other parties on May 10, 2018, we shall join the Cooperation Agreement pursuant to Section 9.1 of the Cooperation Agreement (the “Agreement”, including its revisions and supplements from time to time) as a “newly-added subsidiary of Party B”.

We hereby agree that, upon the effectiveness of this acceptance letter, we shall join the Agreement and assume the rights and obligations as a subsidiary of Beijing Xuncheng under the Agreement. This acceptance letter shall become effective from the date of its execution.

Oriental Selection (Jiaxing) Supply Chain Management Co., Ltd. (seal)

Legal representative (Signature): /s/ Zhang Jian

/s/ Seal of Oriental Selection (Jiaxing) Supply Chain Management Co., Ltd.

March 7, 2024